(Celgene Corporation letterhead)

Via Facsimile and Overnight Mail

June 4, 2010

Sasha S. Parikh, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 18, 2010
Definitive Proxy Statement on Schedule 14A filed April 30, 2010
File Number: 0-16132

Dear Ms. Parikh:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Mr. David W. Gryska, Chief Financial Officer of Celgene Corporation, dated May 21, 2010 (the “Comment Letter”) on Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “2010 Proxy Statement”). These responses are numbered so as to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

SEC Comment:

Patents and Proprietary Technology, page 8

1.	Please expand your proposed disclosure to include FOCALIN, FOCALIN XR, RITALIN and ISTODAX. With regard to each product state the number of patents that are owned, the number licensed and identify the parties from whom they are licensed.

Celgene Corporation
File Number 0-16132

Celgene Corporation Response:

The 2009 Form 10-K included a table conveying patent-related data on page 13. The table indicated the estimated expiration dates in the United States and Europe of the last-to-expire period of exclusivity (regulatory or patent) related to approved drugs marketed or soon-to-be-marketed by Celgene. In Celgene’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010, the following additional disclosure shown in bold type face will be included (modifications from the April 30, 2010 response to a comment made by the Staff in it’s March 29, 2010 comment letter on Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 are also in italics):

The actual or estimated expiration dates in the United States and Europe for last-to-expire patents that cover our material marketed products are shown in the following table:

Product	U.S. Expiration	European Expiration
REVLIMID®	2026	2022*
THALOMID®	2023	2019*
VIDAZA®	N/A	N/A
FOCALIN®	2015	N/A
FOCALIN XR®	2015	2018
RITALIN LA®	2015	2018
ISTODAX®	2021	N/A

* Includes the extension of expiration terms obtained from Supplementary Patent Certificates, or SPCs.

In the United States, the patents covering REVLIMID® brand drug include twelve (12) patents that are listed in the Orange Book, all of which are assigned to Celgene. The last-to-expire patent (2026), U.S. Patent No. 7,465,800, covers certain polymorphic forms of the pharmaceutically active ingredient of REVLIMID® brand drug.

REVLIMID® brand drug is also covered in foreign countries by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. For example, patents related to the active pharmaceutical ingredient, uses and pharmaceutical compositions are granted in Europe. The patents are currently scheduled to expire in 2017 or 2018, except that patents granted in certain European countries such as, for example, Spain, France, Italy, Germany, and the United Kingdom will not expire until 2022 due to the SPCs granted in these countries.

The patents covering THALOMID® brand drug in the United States include twelve (12) patents that are listed in the Orange Book. The last-to-expire patent (2023), U.S. Patent No. 7,230,012, that is assigned to Celgene, covers marketed THALOMID® formulations.

Celgene Corporation
File Number 0-16132

Barr Laboratories, Inc., or Barr, a generic drug manufacturer located in Pomona, New York, filed an Abbreviated New Drug Application, or ANDA, for the treatment of erythema nodosum leprosum, or ENL, and multiple myeloma in the manner described in our label and seeking permission from the U.S. Food and Drug Administration, or FDA, to market a generic version of THALOMID® brand drug. Patents listed in the Orange Book related to THALOMID® brand drug were asserted in a series of consolidated litigations with Barr. As a consequence of Barr withdrawing their ANDA, this series of consolidated litigations was dismissed in May 2010.

In foreign countries, THALOMID® brand drug is also covered by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. Patents related to the approved uses of thalidomide are granted in Europe. The patents are currently scheduled to expire in 2014 or 2017, except that patents granted in certain European countries, such as for example, Spain, France, and Italy, will not expire until 2019 due to the SPCs granted in these countries. Applications for SPCs relative to THALOMID® brand drug remain pending in other European countries such as, for example, Germany and the United Kingdom.

In addition, a patent application related to marketed formulations of THALOMID® brand drug is currently pending under the European Patent Convention which, if granted, will expire in 2023.

Exclusivity with respect to the currently approved formulation for VIDAZA® brand drug stems from regulatory mechanisms. In the United States, orphan drug exclusivity with respect to VIDAZA® brand drug expires in May 2011. In Europe, new drug and orphan exclusivities relative to VIDAZA® brand drug expire in December 2018.

In the United States, the patents covering FOCALIN® brand drug include three (3) patents that are listed in the Orange Book. All of these patents are assigned to Celgene. These patents all expire on the same date, December 4, 2015.

In the United States, the patents covering FOCALIN XR® brand drug comprise six (6) patents that are listed in the Orange Book. All of these six (6) patents are assigned to Celgene. These patents all expire on the same date, December 4, 2015. A relevant European patent, owned by Celgene, expires on June 9, 2018.

In the United States, the patents covering RITALIN LA® brand drug comprise three (3) patents that are listed in the Orange Book. All of these three (3) patents are assigned to Celgene. These patents all expire on the same date, December 4, 2015. A relevant European patent, owned by Celgene, expires on June 9, 2018.

In the United States, the patents covering ISTODAX® brand drug include three (3) patents that are listed in the Orange Book. All of these patents are owned by Celgene as a result of Celgene’s acquisition of Gloucester Pharmaceuticals Inc. United States Patent No. 4,977,138 is presently estimated to expire on July 6, 2010. The remaining two patents, related to alternate forms of the active pharmaceutical ingredient of ISTODAX® brand drug, expire on the same date, August 22, 2021.

Celgene Corporation
File Number 0-16132

SEC Comment:

Significant Alliances, page 14

2.	We note your response that you will include additional disclosure regarding your agreement with Novartis in your Quarterly Report on Form 10-Q for the period ended March 31, 2010. Please also confirm that you will include the same disclosure in your Description of Business section in your next filed Form 10-K.

Celgene Corporation Response:

Celgene represents to the Staff that it will include the same disclosure or a substantially similar and updated disclosure regarding the agreement with Novartis in the Description of Business section of its Form 10-K for the fiscal year ending December 31, 2010.

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

SEC Comment:

The Nominating Committee, page 12

3.	Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether, and if so how, the Nominating Committee considers diversity in identifying nominees for director.

Celgene Corporation Response:

Celgene would note that its proxy statement discloses that, in evaluating director nominees, the Nominating Committee considers, among other matters, “the knowledge, skills and background of nominees, including experience in relevant functional areas, in light of prevailing business conditions and the knowledge, skills, background and experience already possessed by other members of our Board of Directors” (page 12) (emphasis added). Implicit in the foregoing description is the Committee’s goal of bringing to the Board a diversity of knowledge, skills, background and experience. In future filings, the following additional disclosure shown in bold type face will be included by Celgene to elaborate on this goal of the Committee:

“In evaluating director nominees, the Nominating Committee currently considers the following factors:

Celgene Corporation
File Number 0-16132

•	our needs with respect to the particular competencies and experience of our directors;

•	~~the knowledge, skills and background of nominees, including experience in relevant functional areas, in light of prevailing business conditions and the knowledge, skills, background and experience already possessed by other members of our Board of Directors;~~

•	familiarity with our business and businesses similar or analogous to ours; ~~and~~

•	financial acumen and corporate governance experience; and

•	our desire that our Board reflect diversity with respect to, among other matters, professional and operational experience, scientific and academic expertise, international background, gender, race, and ethnicity.”

SEC Comment:

Management Incentive Plan, page 27

4.	We note that Mr. Brouwer’s and Dr. Burton’s cash bonus compensation was based 100% and 20%, respectively, on individual performance. Please identify these individual performance goals.

Celgene Corporation Response:

2009 marked the beginning of Mr. Brouwer’s transition into an advisory role in anticipation of his retirement at the end of 2010. As such, 100% of his performance goals related to the initiation and/or completion of key transition activities that are critical to minimizing disruption during Mr. Brouwer’s transition into retirement. The following are the key components of his 2009 performance goals:

•	Assist in moving Celgene to a functionally aligned global organization in key areas

•	Transition key accountability for management of Europe and Asia-Pacific regions to Region Heads

•	Move into key advisor role for Celgene CEO on matters such as clinical development, strategies for key therapeutic areas and Celgene Global Health

Celgene Corporation
File Number 0-16132

Dr. Burton’s annual cash bonus compensation was based 80% on corporate objectives and 20% on individual performance goals. The following are the key components of his 2009 individual performance goals:

•	Advance strategies and/or key regulatory filings in marketed products in new markets and/or new indications

•	Develop and advance global regulatory strategy for key late stage products

•	Establish strategy for early stage products in key new indications and/or therapeutic areas

In future filings, Celgene will disclose in its Compensation Discussion and Analysis those and/or other similar key components of personal performance goals with respect to named executive officers.

SEC Comment:

Long-Term Incentive Plan, page 29

5.	We note that you include a lengthy discussion on pages 30-32 regarding the methodology you used to determine the monetary value of options and RSUs awarded under the LTIP. Please revise your disclosure to state how under the LTIP these monetary amounts are translated into the actual number of RSUs and options awarded.

Celgene Corporation Response:

The Long-Term Incentive Plan (“LTIP”) is a compensation plan designed to ensure appropriate strategic focus and to balance our executive compensation portfolio. That portfolio creates direct accountability on short-term Celgene goals (through our annual cash bonus program), delivers long-term value to shareholders (through our equity program) and reinforces the focus on key corporate initiatives for Celgene’s long-term financial success (through the LTIP).

It is important to note that while the Compensation Committee of the Board of Directors in its sole discretion can decide to award payments under the LTIP in cash, equity or a mix thereof, awards have always been paid 100% in cash. Options and RSUs are granted under the 2008 Stock Incentive Plan and historically have not related to the payments made under the LTIP.

Celgene Corporation
File Number 0-16132

* * * * *

In connection with responding to the Comment Letter, we acknowledge that: (1) Celgene Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at (908) 673-9059, and if I am not available, please contact Andre Van Hoek, Celgene Corporation’s Vice President and Corporate Controller, at (908) 860-7721. Thank you.

Very truly yours,

/s/ David W. Gryska

David W. Gryska
Senior Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Review Accountant
Jeffrey P. Riedler, Assistant Director
Michael Rosenthall, Staff Attorney